Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

5 March 2018

Immutep receives A$686,704 R&D Tax Incentive

SYDNEY, AUSTRALIA—Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”), is pleased to announce that it has received a A$686,704 cash rebate from the Australian Federal Government’s R&D tax incentive program. The cash rebate provided in respect of expenditure incurred on eligible R&D activities conducted in the 2017 fiscal year, mainly related to the Company’s TACTI-mel trial, a Phase I clinical study in melanoma using its lead compound eftilagimod alpha (“IMP321”), conducted in Australia.

This follows approval from AusIndustry of Immutep’s application for an Advance/Overseas Finding. Due to the Advance Finding, Immutep’s projected research and development activities for TACTI-mel in both Australia and overseas are eligible for the R&D Tax Incentive for a period of three years to 30 June 2019.

Immutep will apply the funding towards furthering its current active clinical trial program for lead product, IMP321.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Eftilagimod alpha alone, or in other drug combinations, has completed early Phase II trials as an APC activator boosting T cell responses for cancer chemo-immunotherapy. A number of additional LAG-3 products, including antibodies for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the U.S. For further information please visit www.immutep.com

For further information please contact:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com